CNH Capital LLC
5729 Washington Avenue
Racine, Wisconsin 53406

October 23, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CNH Capital LLC (the “Company”)
Registration Statement on Form S-4 (File No. 333-182411)

Ladies and Gentlemen:

This letter is in reference to the registration statement on Form S-4 (File No. 333-182411) of the Company that was initially filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2012 (as amended, the “Registration Statement”), relating to an offer to exchange up to $500,000,000 of a new series of the Company’s 6.250% Notes due 2016 for a like amount of the Company’s outstanding 6.250% Notes due 2016.

The Company hereby requests acceleration of the effective date of the Registration Statement in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), to 4:00 p.m., Eastern Daylight Time, on October 25, 2012, or as soon thereafter as practicable.  The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges that:

•             should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-captioned Registration Statement; and

•             the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (262) 636-6011 or John L. Savva of Sullivan & Cromwell LLP at (650) 461-5610.

Yours truly,

/s/ Robert S. Kirby

Robert S. Kirby
General Counsel and Secretary

cc:	Todd K. Schiffman
Jonathan Gottlieb
(Securities and Exchange Commission)

John L. Savva
(Sullivan & Cromwell LLP)